# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VerifyMe, Inc., CIK 0001104038
CUSIP: 92346X2062
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 801 INTERNATIONAL PARKWAY, 801 INTERNATIONAL PARKWAY, LAKE MARY, Florida (FL), 32746
Date of event which requires filing of this statement: 08/25/2026
Amends the filing with accession number 0000891839-26-000327
Filed by CIK 0001723447
Persons authorized to receive notices and communications: Alexander R. McClean, Esq., Harter Secrest & Emery LLP, 1600 Bausch & Lomb Place, Rochester, New York (NY), 14604, 585-231-1248

## Reporting persons
- Stedham Adam H (CIK 0001723447): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,019,500; shared voting power 0; sole dispositive power 1,019,500; shared dispositive power 0; aggregate amount beneficially owned 1,019,500 (7.4% of the class)
  Comment: The figures included in rows 7, 9 and 11 above include (i) 440,908 shares of VerifyMe, Inc. Common Stock (Shares) held directly by Mr. Stedham, (ii) 550,000 Shares underlying restricted stock units (RSUs) that are convertible within 60 days, and (iii) 28,592 vested RSUs that become payable, on a one-for-one basis, in Shares upon separation of Mr. Stedham's service as a director of VerifyMe, Inc.
  
  The percentage in row 13 above is based on (i) 13,165,196 Shares outstanding as of August 25, 2026, (ii) 550,000 shares underlying RSUs that are convertible within 60 days, and (iii) 28,592 vested RSUs that become payable, on a one-for-one basis, in Shares upon separation of Mr. Stedham's service as a director of VerifyMe, Inc.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: VerifyMe, Inc.
Address of issuer's principal executive offices: 801 INTERNATIONAL PARKWAY, 801 INTERNATIONAL PARKWAY, LAKE MARY, Florida (FL), 32746
Comment: The initial statement on Schedule 13D filed on August 7, 2026 (the Initial Schedule 13D) by Adam H. Stedham (Mr. Stedham), relating to the shares of common stock, par value $0.001 per share (Shares) of VerifyMe, Inc., a Nevada corporation (the Issuer), is hereby amended with respect to the matters set forth below in this Amendment No. 1. Unless otherwise indicated herein, there are no material changes to the information set forth in the Initial Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The 8% Convertible Subordinated Promissory Note in the principal amount of $175,000 (the Note), which was purchased by Mr. Stedham in the Issuer's private placement on August 25, 2023, matured on August 25, 2026.

On August 25, 2026, the Issuer paid Mr. Stedham the principal amount of $175,000 plus accrued interest of $7,000, in accordance with the terms of the Note. Therefore, Mr. Stedham no longer beneficially owns the 152,174 Shares into which the Note may have been converted. This has resulted in a change of 1% of Mr. Stedham's beneficial ownership that was reported in the Initial Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D (Amendment No. 1), Mr. Stedham may be deemed to beneficially own, in the aggregate, 1,019,500 Shares of the Issuer, which represents approximately 7.4 percent of the Issuer's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule 13D (Amendment No. 1), Mr. Stedham has sole voting and sole dispositive power with respect to 1,019,500 Shares of the Issuer. Mr. Stedham does not have shared voting or shared dispositive power with respect to the Shares.
Transactions in the class effected during the past sixty days: Mr. Stedham has not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As described in Item 3 of this Schedule 13D (Amendment No. 1), the Note matured on August 25, 2026 and was paid in accordance with its terms.

Except as disclosed in Item 6 of the Initial Schedule 13D, and this Amendment No. 1, there are no other contracts, arrangements, understandings or relationships between Mr. Stedham and any person with respect to any securities of the Issuer.

## Signatures
- Stedham Adam H: /s/ Adam H. Stedham, Adam H. Stedham (08/26/2026)